CUSIP NO. 032346 10 8                                          Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)(1)

                          Amylin Pharmaceuticals, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   032346 10 8
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                                 (CUSIP Number)

Kathleen K. Schoemaker                     John C. MacMurray, Esq.
Domain Associates, L.L.C.                  Reboul, MacMurray, Hewitt,
One Palmer Square                          Maynard & Kristol
Princeton, New Jersey 08452                45 Rockefeller Plaza
Tel. (609) 683-5656                        New York, New York 10111
                                           Tel. (212) 841-5700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 8, 2000
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 032346 10 8                                          Page 2 of 6 Pages


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1)       Name of Reporting Person                        Domain Partners
         I.R.S. Identification                           IV, L.P.
         No. of Above Person
         (If an Entity)
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2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group                               (b) [ ]

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3)       SEC Use Only

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4)       Source of Funds                                 Not Applicable

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5)       Check if Disclosure of
         Legal Proceedings is                            Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

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6)       Citizenship or Place
         of Organization                                   Delaware

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Number of                          7)  Sole Voting       4,115,046 shares of
Shares Beneficially                    Power             Common Stock
Owned by Each
Reporting Person
With
                                   ---------------------------------------------
                                   8)  Shared Voting
                                       Power                     -0-

                                   ---------------------------------------------
                                   9)  Sole Disposi-     4,115,046 shares of
                                       tive Power        Common Stock

                                   ---------------------------------------------
                                   10) Shared Dis-
                                       positive Power            -0-

                                   ---------------------------------------------
11)      Aggregate Amount Beneficially                   4,115,046 shares of
         Owned by Each Reporting Person                  Common Stock

--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

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13)      Percent of Class
         Represented by                                      6.5%
         Amount in Row (11)

--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                          PN

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CUSIP NO. 032346 10 8                                          Page 3 of 6 Pages


1)       Name of Reporting Person                        DP IV Associates,
         I.R.S. Identification                           L.P.
         No. of Above Person
         (If an Entity)
--------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group                               (b) [ ]

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds                                 Not Applicable

--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                            Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                  Delaware

--------------------------------------------------------------------------------
Number of                          7)  Sole Voting       99,159 shares of
Shares Beneficially                    Power             Common Stock
Owned by Each
Reporting Person
With
                                   ---------------------------------------------
                                   8)  Shared Voting
                                       Power                     -0-

                                   ---------------------------------------------
                                   9)  Sole Disposi-     99,159 shares of
                                       tive Power        Common Stock

                                   ---------------------------------------------
                                   10) Shared Dis-
                                       positive Power            -0-

                                   ---------------------------------------------
11)      Aggregate Amount Beneficially                   99,159 shares of
         Owned by Each Reporting Person                  Common Stock

--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                  0.2%
         Amount in Row (11)

--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                           PN

CUSIP NO. 032346 10 8                                          Page 4 of 6 Pages


                         AMENDMENT NO. 2 TO SCHEDULE 13D
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on April 2, 1999 and Amendment No. 1 thereto filed on June 26, 2000 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

Item 2.  Identity and Background.

          Item 2 of the Schedule 13D is hereby amended to remove DP II as a Reporting Person, as DP II no longer owns any securities of the Issuer, as reported in Amendment No. 1 to the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 62,924,000 shares of Common Stock outstanding as of August 4, 2000, as reported in the Issuer's Report on Form 10-Q for the period ended June 30, 2000 filed with the Commission on August 14, 2000.

          (a)

          DP IV

          DP IV owns 4,115,046 shares of Common Stock, or approximately 6.5% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV, may be deemed to indirectly beneficially own the shares of Common Stock owned by DP IV.

          DP IV A

          DP IV A owns 99,159 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV A, may be deemed to indirectly beneficially own the shares of Common Stock owned by DP IV A.

          OPSA IV

          In addition to the shares of Common Stock referred to above under DP IV and DP IV A, OPSA IV directly beneficially owns

CUSIP NO. 032346 10 8                                          Page 5 of 6 Pages

114,486 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          Managing Members of OPSA IV

          (i) James C. Blair owns 89,040 shares of Common Stock, including 21,370 shares issuable upon exercise of stock options that are presently exercisable or exercisable within 60 days of the date of this statement, or approximately 0.1% of the Common Stock outstanding.

          (ii) Jesse I. Treu owns 28,792 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iii) Brian H. Dovey owns 28,792 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iv) Kathleen K. Schoemaker owns 3,131 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Arthur J. Klausner owns 1,500 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of OPSA IV may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by DP IV and DP IV A. Each of the managing members of OPSA IV disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she owns directly, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA IV, in the Common Stock owned by DP IV and/or DP IV A.

          (c) On September 8, 2000, DP IV distributed 1,000,000 shares of Common Stock to its partners, including 114,486 shares to its general partner, OPSA IV. Also on September 8, 2000, DP IV A sold 23,400 shares of Common Stock in open market transactions, at a price of $13.41 per share.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP IV or DP IV A.

          (e) Not applicable.

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CUSIP NO. 032346 10 8                                          Page 6 of 6 Pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2000


                                            DOMAIN PARTNERS IV, L.P.
                                            By:  One Palmer Square Associates
                                            IV L.L.C., General Partner

                                            By /s/ Kathleen K. Schoemaker
                                               ---------------------------------
                                                 Managing Member

                                            DP IV ASSOCIATES, L.P.
                                            By:  One Palmer Square Associates
                                            IV L.L.C., General Partner

                                            By /s/ Kathleen K. Schoemaker
                                               ---------------------------------
                                                 Managing Member